Exhibit 99.1

Press Release	Matthias Link
Corporate Communications

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2872
F +49 6172 609-2294
matthias.link@fresenius.com
www.fmc-ag.com

May 15, 2014

Fresenius Medical Care confirms long-term growth targets -

Shareholders approve 17th consecutive dividend increase

Fresenius Medical Care, the world’s largest provider of dialysis products and services, expects continued strong growth in the coming years. At today’s Annual General Meeting in Frankfurt, Rice Powell, chief executive officer, confirmed the long-term targets announced in April. The company expects sales to almost double to about $28 billion in 2020 from $14.6 billion last year. This represents a cumulative average growth rate (CAGR) of about 10 percent annually between 2015 and 2020, with high-single-digit increases in net income and earnings per share over the same period.

“These are ambitious targets — no question,” Rice Powell said in his speech to shareholders. “But with our unwavering focus on growth and efficiency, I am certain that we will meet the company’s long-term goals. We are the global leaders in dialysis, and our company is continuing to shape the future of the dialysis industry. By expanding into dialysis-related medical services we will be able to better coordinate care, to the benefit of all our patients.”

Rice Powell also confirmed the company’s guidance for 2014. Fresenius Medical Care expects revenue to be at around $15.2 billion, translating into a growth rate of around 4%. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to be between $1.0 billion and $1.05 billion in 2014.

With a large majority of 99.85%, shareholders approved Fresenius Medical Care’s 17th consecutive dividend increase. The dividend will be raised to €0.77 from €0.75 per ordinary share.

A shareholder majority of over 99% approved the actions of both the Management and Supervisory Boards in 2013.

At the annual general meeting, 74.28% of the subscribed capital was represented.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,263 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 270,570 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.